UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

23 February 2012

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804, 333-132732, 333-153488 and 333-179426) and registration statements on Form S-8 (File Nos. 333-169934, 333-162490, 333-153481 and 333-154338) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the ‘euro’ or ‘€’ are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 30 December 2011 of £1 = $1.55. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s condensed consolidated financial information is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.  This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2011.

The business review, selected consolidated financial data and financial information included in this document for the six month periods ended 31 December 2011 and 31 December 2010 have been derived from the published Diageo interim condensed consolidated financial information.

The principal executive office of the company is located at Lakeside Drive, Park Royal, London NW10 7HQ, England and its telephone number is +44 (0)20 8978 6000.

Trademarks, trade names and market data

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2012.

The market data and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	global and regional economic downturns;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•

the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•

legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labeling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•

developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;
•

changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	changes in the cost or supply of raw materials, labour, energy and/or water;
•

changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;
•	termination of existing distribution or licence manufacturing rights on agency brands;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•

changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pensions funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2011 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

The contents of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union and should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2011.

The following table presents selected consolidated financial data for Diageo: for the six month periods ended 31 December 2011 and 31 December 2010 and as at the respective period ends, derived from the unaudited interim condensed consolidated financial information presented elsewhere in this document; and for the five years ended 30 June 2011 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim condensed consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2011 are not necessarily indicative of the results for the year ending 30 June 2012.

	Six months ended 31 December			Year ended 30 June
	2011	2011	2010	2011	2010	2009	2008	2007
Income statement data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Sales	12,129	7,825	7,132	13,232	12,958	12,283	10,643	9,917
Operating profit	2,855	1,842	1,718	2,595	2,574	2,418	2,212	2,160
Profit for the period
Continuing operations(2)	1,579	1,019	1,260	2,017	1,762	1,704	1,560	1,417
Discontinued operations(3)	—	—	—	—	(19)	2	26	139
Total profit for the period(2)	1,579	1,019	1,260	2,017	1,743	1,706	1,586	1,556

Per share data	$	pence	pence	pence	pence	pence	pence	pence
Dividend per share(4)	0.26	16.60	15.50	40.40	38.10	36.10	34.35	32.70
Earnings per share
Basic
Continuing operations(2)	0.59	38.2	47.9	76.2	66.3	64.5	58.0	50.2
Discontinued operations(3)	—	—	—	—	(0.8)	0.1	1.0	5.2
Basic earnings per share	0.59	38.2	47.9	76.2	65.5	64.6	59.0	55.4
Diluted
Continuing operations(2)	0.59	38.1	47.8	76.0	66.2	64.3	57.6	49.9
Discontinued operations(3)	—	—	—	—	(0.8)	0.1	1.0	5.1
Diluted earnings per share	0.59	38.1	47.8	76.0	65.4	64.4	58.6	55.0

	million	million	million	million	million	million	million	million
Average number of ordinary shares	2,493	2,493	2,492	2,493	2,486	2,485	2,566	2,688

	As at 31 December			As at 30 June
	2011	2011	2010	2011	2010	2009	2008	2007
Balance sheet data(1)(7)	$ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Total assets	34,791	22,446	19,999	19,777	19,454	18,018	15,992	13,934
Net borrowings(5)	12,857	8,295	7,010	6,450	6,954	7,419	6,447	4,845
Equity attributable to the parent company’s equity shareholders	7,956	5,133	4,886	5,245	4,007	3,169	3,463	3,947
Called up share capital(6)	1,235	797	797	797	797	797	816	848

This information should be read in conjunction with the notes on pages 6 to 7.

Notes to the selected consolidated financial data

(1) IFRS accounting policies The unaudited condensed consolidated financial information for the six months ended 31 December 2011 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

(2) Exceptional items These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.  An analysis of exceptional items before taxation for continuing operations is as follows:

	Six months ended 31 December		Year ended 30 June
	2011 £ million	2010 £ million	2011 £ million	2010 £ million	2009 £ million	2008 £ million	2007 £ million
Items included in operating profit
Restructuring programmes	(24)	(9)	(111)	(142)	(170)	(78)	—
Duty settlements	—	—	(127)	—	—	—	—
Brand impairment	—	—	(39)	(35)	—	—	—
SEC settlement	—	—	(12)	—	—	—	—
Disposal of Park Royal property	—	—	—	—	—	—	40
	(24)	(9)	(289)	(177)	(170)	(78)	40
Sale of businesses
Gains/(losses) on disposal and termination of businesses	102	(1)	(14)	(15)	—	9	(1)
Items included in taxation
Tax credit on exceptional operating items	6	2	51	39	37	8	—
Tax credit on other exceptional items	—	—	3	10	—	—	—
Loss of future tax amortisation	(524)	—	—	—	—	—	—
Settlements agreed with tax authorities	—	—	66	—	155	—	—
	(518)	2	120	49	192	8	—
Exceptional items included in continuing operations	(440)	(8)	(183)	(143)	22	(61)	39
Discontinued operations net of taxation	—	—	—	(19)	2	26	139
Exceptional items	(440)	(8)	(183)	(162)	24	(35)	178

(3) Discontinued operations No operations are classified as discontinued in the six months ended 31 December 2011. Discontinued operations for the year ended 30 June 2010 represent a charge after taxation of £19 million in respect of anticipated future payments to thalidomide claimants. In the years ended 30 June 2009, 30 June 2008 and 30 June 2007 discontinued operations are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).

(4) Dividends The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2011 pence	2010 pence	2011 pence	2010 pence	2009 pence	2008 pence	2007 pence
Per ordinary share	Interim	16.60	15.50	15.50	14.60	13.90	13.20	12.55
	Final	—	—	24.90	23.50	22.20	21.15	20.15
	Total	16.60	15.50	40.40	38.10	36.10	34.35	32.70

		$	$	$	$	$	$	$
Per ADS	Interim	1.04	1.02	1.02	0.90	0.82	1.05	0.99
	Final	—	—	1.59	1.48	1.46	1.46	1.64
	Total	1.04	1.02	2.61	2.38	2.28	2.51	2.63

Note: The interim dividend for the six months ended 31 December 2011 will be paid on 10 April 2012, and payment to US ADR holders will be made on 13 April 2012. In the table above, an exchange rate of £1 = 1.57 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 10 April 2012.

(5) Net borrowings definition Net borrowings are defined as gross borrowings (short term borrowings and long term borrowings plus finance lease obligations plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency swaps and forwards used to manage borrowings) less cash and cash equivalents and other liquid resources.

(6) Share capital During the six months ended 31 December 2011 the company did not repurchase any ordinary shares for cancellation or to be held as treasury shares (six months ended 31 December 2010 — nil, £nil; year ended 30 June 2011 and 2010 — nil, £nil; 2009 — 38 million ordinary shares, cost of £354 million; 2008 — 97 million ordinary shares, cost of £1,008 million; 2007 — 141 million ordinary shares, cost of £1,405 million).

(7) Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling. For the convenience of the reader, selected consolidated financial information for the six months ended 31 December 2011 has been translated into US dollars at the noon buying rate on 30 December 2011 of £1 = $1.55.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2011 $	2010 $	2011 $	2010 $	2009 $	2008 $	2007 $
Period end	1.55	1.54	1.61	1.50	1.65	1.99	2.01
Average rate (a)	1.60	1.56	1.59	1.57	1.60	2.01	1.93

The average exchange rate for the period 1 January to 10 February 2012 was £1=$1.56 and the noon buying rate on 10 February 2012 was £1=$1.57.

(a) The average of the noon buying rates on the last business day of each month during the six months periods ended 31 December and during the years ended 30 June.

(b) These rates have been provided for information only. They are not necessarily the rates that have been used in this document for currency translations or in the preparation of the consolidated financial information. See note 2 to the unaudited condensed consolidated financial information for the actual rates used in the preparation of the consolidated financial information.

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited capitalisation of Diageo as at 31 December 2011:

31 December 2011
£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	2,741

Long term borrowings
Due from one to five years	4,534
Due after five years	2,329
6,863
Finance lease obligations	81
Non-controlling interests	965

Equity attributable to the equity shareholders of the parent company
Called up share capital	797
Share premium	1,343
Capital redemption reserve	3,146
Fair value, hedging and exchange reserve	49
Own shares	(2,306)
Other retained earnings	2,104
5,133
Total capitalisation	15,783

Notes

(1)                                  At 31 December 2011, the group had cash and cash equivalents of £1,121 million.

(2)                                  At 31 December 2011, £74 million of the group’s net borrowings due within one year and £19 million of the group’s net borrowings due after more than one year were secured on assets of the group.

(3)                                  At 31 December 2011, 2,754,039,285 ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

(4)                                  Except as disclosed in Diageo’s Annual Report on Form 20-F for the year ended 30 June 2011, as of 31 December 2011 the group has no material performance guarantees or indemnities to third parties.

(5)                                  Since 31 December 2011 no shares have been acquired by Diageo as part of the share buyback programs or to be held as treasury shares for hedging share scheme grant provided to employees.

(6)                                  Save as disclosed above, there has been no material change since 31 December 2011 in the group’s net borrowings, performance guarantees, indemnities and capitalisation.

BUSINESS REVIEW

Information presented

Diageo is the world’s leading premium drinks business and operates on an international scale selling all types of beverage alcohol. It is one of a small number of premium drinks companies that operate globally across spirits, beer and wine.

On 25 May 2011 Diageo announced changes to its reporting regional structure. From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, in the management accounts for the six months ended 31 December 2011, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of.  Restated segmental information for the six months ended 31 December 2010 has been provided with a reconciliation to the figures previously reported on page 16.

In view of the focus on reporting results by the location of third party customers in explaining the group’s performance in the business review, the results of the Global Supply segment have been allocated to the geographic segments. The following discussion is based on Diageo’s results for the six months ended 31 December 2011 compared with the six months ended 31 December 2010.

The unaudited condensed consolidated financial information for the six months ended 31 December 2011 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union.

In the discussion of the performance of the business, net sales, which is defined as sales after deducting excise duties, are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2011, additional information is also presented on the operating performance and cash flows of the group.

There are several principal financial key performance indicators not specifically used in the consolidated financial statements themselves (non-GAAP measures) used by the group’s management to assess the performance of the group in addition to income statement measures of performance. These are volume, the organic movements in volume, sales, net sales, operating margin, marketing spend and operating profit and free cash flow. These key performance indicators are described below:

Volume is a non-GAAP measure that has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Organic movements in volume, sales, net sales, operating margin, marketing spend and operating profit are non-GAAP measures. The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also affect the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, operating margin, marketing spend and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

Organic operating margin is the ratio calculated by dividing organic operating profit by organic net sales expressed as a percentage.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this document are taken from independent industry sources in the markets in which Diageo operates.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States. References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Johnnie Walker Platinum Label 18, The John Walker, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. 10, Cîroc, Ketel One vodka, Don Julio, Zacapa, Godiva and Nuvo.

Operating results for the six months ended 31 December 2011 compared with the six months ended 31 December 2010

Summary consolidated income statement	Six months ended 31 December 2011 £ million	Six months ended 31 December 2010 £ million
Sales	7,825	7,132
Excise duties	(2,068)	(1,812)
Net sales	5,757	5,320
Operating costs before exceptional items	(3,891)	(3,593)
Operating profit before exceptional items	1,866	1,727
Exceptional operating items	(24)	(9)
Operating profit	1,842	1,718
Net finance charges	(206)	(209)
Sale of businesses	102	(1)
Share of associates’ profits after tax	122	104
Profit before taxation	1,860	1,612
Taxation	(841)	(352)
Profit for the period	1,019	1,260

Attributable to:
Equity shareholders of the parent company	953	1,194
Non-controlling interests	66	66
	1,019	1,260

Sales and net sales

On a reported basis, sales increased by £693 million from £7,132 million in the six months ended 31 December 2010 to £7,825 million in the six months ended 31 December 2011 and net sales increased by £437 million from £5,320 million in the six months ended 31 December 2010 to £5,757 million in the six months ended 31 December 2011. Exchange rate movements decreased reported sales by £53 million and reported net sales by £42 million. Acquisitions increased reported sales by £314 million and reported net sales by £138 million. Disposals decreased reported sales by £25 million and reported net sales by £23 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £298 million from £3,593 million in the six months ended 31 December 2010 to £3,891 million in the six months ended 31 December 2011 due to an increase in cost of sales of £118 million from £2,063 million to £2,181 million, an increase in marketing spend of £83 million from £813 million to £896 million, and an increase in other operating expenses before exceptional costs of £97 million, from £717 million to £814 million. The impact of exchange rate movements decreased total operating costs before exceptional items by £12 million.

Exceptional operating items

Exceptional operating costs of £24 million for the six months ended 31 December 2011 comprised a net charge of £12 million (2010 — £nil) for the operating model review announced in May 2011 and £12 million (2010 — £9 million) for the restructuring of the group’s Global Supply operations in Scotland, Ireland and in the United States.

In the six months ended 31 December 2011 total restructuring cash expenditure was £74 million (2010 — £67 million). Total exceptional operating charge in the year ending 30 June 2012 is expected to be approximately £100 million primarily in respect of the operating model review.

Post employment plans

Post employment net costs for the six months ended 31 December 2011 were a charge of £56 million (2010 — £55 million) comprising £59 million (2010 — £54 million) included in operating costs before exceptional items less finance income of £3 million (2010 — £2 million charge). In the six months ended 31 December 2010 there was an exceptional curtailment gain of £1 million.

In the year ending 30 June 2012 a one-off pre taxation benefit of approximately £100 million is expected to arise following changes in the calculation of future pension increases for Diageo’s principal UK and Irish pension schemes.

The deficit in respect of post employment plans before taxation increased by £200 million from £838 million at 30 June 2011 to £1,038 million at 31 December 2011 primarily as a result of the decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by a decrease in inflation assumptions. Cash contributions to the group’s UK and Irish pension schemes in the six months ended 31 December 2011 were £67 million (2010 — £70 million) and are expected to be approximately £120 million for the year ending 30 June 2012.

Operating profit

Reported operating profit for the six months ended 31 December 2011 increased by £124 million to £1,842 million from £1,718 million in the comparable prior period. Before exceptional operating items, operating profit for the six months ended 31 December 2011 increased by £139 million to £1,866 million from £1,727 million in the comparable prior period. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the six months ended 31 December 2011 by £30 million. Acquisitions increased reported operating profit by £19 million. Disposals decreased reported operating profit by £3 million.

Exceptional non-operating items

Sale of businesses included a step up gain of £104 million on the revaluation of the group’s equity holding in Quanxing (the owner of 39.7% of ShuiJingFang) to fair value, following the acquisition of a majority equity stake in Quanxing.

Net finance charges

Net finance charges decreased from £209 million in the six months ended 31 December 2010 to £206 million in the six months ended 31 December 2011.

Net interest charge decreased by £4 million from £196 million in the comparable prior period to £192 million in the six months ended 31 December 2011. The effective interest rate was 4.7% in the six months ended 31 December 2011 and average net borrowings increased by £0.8 billion compared to the comparable prior period. For the calculation of effective interest rate, average net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The income statement interest cover was 10.4 times and cash interest cover was 8.8 times (2010 — 9.3 times and 10.6 times, respectively).

Net other finance charges for the six months ended 31 December 2011 were £14 million (2010 — £13 million). There was a decrease of £5 million in finance charges in respect of post employment plans from £2 million in the six months ended 31 December 2010 to £3 million income in the six months ended 31 December 2011. Other finance charges also included £7 million (2010 — £8 million) on unwinding of discounts on liabilities, a hyperinflation adjustment of £8 million (2010 — £2 million) in respect of the group’s Venezuela operations and £2 million (2010 — £1 million) in respect of net exchange movements on certain financial instruments.

Associates

The group’s share of associates’ profits after interest and tax was £122 million for the six months ended 31 December 2011 compared to £104 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £118 million (2010 — £106 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £248 million from £1,612 million in the comparable prior period to £1,860 million in the six months ended 31 December 2011.

Taxation

The reported tax rate increased from 21.8% in the six months ended 31 December 2010 to 45.2% in the six months ended 31 December 2011. During the period tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain of the group’s intangible assets which has reduced the ongoing tax rate but which resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the six months ended 31 December 2011 was 18.1% compared with 21.8% in the six months ended 31 December 2010. In the future it is expected that the tax rate before exceptional items will remain at approximately 18%.

Exchange rate movements

Exchange rate movements are calculated by retranslating the comparable prior period results as if they had been generated at the current period exchange rates. The difference is excluded from organic growth.

The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the six months ended 31 December 2011 was as follows:

Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	(11)
Transaction impact	(13)
Impact of IAS 21 on operating profit	(6)
Total exchange effect on operating profit before exceptional items	(30)
Interest and other finance charges
Net finance charges — translation impact	—
Mark to market impact of IAS 39 on interest expense	4
Impact of IAS 21 and IAS 39 on other finance charges	1
Associates — translation impact	2
Total effect on profit before exceptional items and taxation	(23)

	Six months ended 31 December 2011	Six months ended 31 December 2010
Exchange rates
Translation £1 =	$1.58	$1.57
Transaction £1 =	$1.56	$1.52
Translation £1 =	€1.16	€1.18
Transaction £1 =	€1.16	€1.13

Exchange rate movements for the year ending 30 June 2012 are expected to have no material impact on either operating profit or net finance charges. This guidance excludes the impact of IAS 21 and IAS 39.

Dividend

An interim dividend of 16.60 pence per share will be paid to holders of ordinary shares and ADRs on the register on 2 March 2012. This represents an increase of 7% on last year’s interim dividend. The interim dividend will be paid to shareholders on 10 April 2012. Payment to US ADR holders will be made on 13 April 2012. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2012.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial information. ‘Organic’ means the movement on a constant currency basis excluding the impact of acquisitions and disposals and exceptional items. In the discussion under ‘organic brand performance’ for each market, movements given for sales, net sales, marketing spend and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2011 with the six months ended 31 December 2010 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales, marketing spend and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2010 Reported, the amount in the column headed Exchange and the amount, if any, in respect of acquisitions and disposals that have benefited the comparable prior period included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior period, the group, in organic movement calculations, excludes the results for that business from the current period and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that in management assessment are expected to complete.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the six months ended 31 December 2011 were as follows:

Volume	2010 Reported (restated)* units million	Acquisitions and disposals(2) units million	Organic movement units million	2011 Reported units million	Organic movement %

North America	28.3	(0.1)	0.1	28.3	—
Europe	22.5	2.2	0.1	24.8	—
Africa	11.7	0.3	0.9	12.9	7
Latin America and Caribbean	8.3	—	1.2	9.5	14
Asia Pacific	8.2	—	0.4	8.6	5
Total volume	79.0	2.4	2.7	84.1	3

Sales	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	2,114	(12)	(20)	80	2,162	4
Europe	2,357	22	290	30	2,699	1
Africa	907	(73)	19	97	950	12
Latin America and Caribbean	708	(11)	—	146	843	21
Asia Pacific	1,008	21	—	103	1,132	10
Corporate	38	—	—	1	39	3
Total sales	7,132	(53)	289	457	7,825	6

Net sales	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	1,827	(9)	(20)	82	1,880	5
Europe	1,489	15	119	2	1,625	—
Africa	689	(53)	16	79	731	12
Latin America and Caribbean	568	(8)	—	127	687	23
Asia Pacific	709	13	—	73	795	10
Corporate	38	—	—	1	39	3
Total net sales	5,320	(42)	115	364	5,757	7

Marketing spend	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	270	(2)	—	22	290	8
Europe	230	1	8	9	248	4
Africa	73	(5)	2	9	79	13
Latin America and Caribbean	84	—	—	21	105	25
Asia Pacific	156	2	—	16	174	10
Total marketing spend	813	(4)	10	77	896	10

Operating profit	2010 Reported (restated)* £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2011 Reported £ million	Organic movement %

North America	735	(3)	(3)	41	770	6
Europe	484	2	41	15	542	3
Africa	176	(14)	1	33	196	20
Latin America and Caribbean	218	(2)	(2)	42	256	19
Asia Pacific	170	2	(9)	35	198	20
Corporate	(56)	(15)	(12)	(13)	(96)
Operating profit before exceptional items	1,727	(30)	16	153	1,866	9
Exceptional items	(9)				(24)
Total operating profit	1,718				1,842

* Figures for the six months ended 31 December 2010 have been restated for the change in operating segments following a review of the group’s operating model. Reconciliation to segments reported in the comparable prior period is included in note (4) below.

Notes: Information relating to the organic movement calculations

(1)         The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior period reported results at current period exchange rates and are principally in respect of the US dollar and African currencies, primarily the Kenyan shilling, the Nigerian naira and the South African rand.

(2)         The impacts of acquisitions and disposals are excluded from the organic movement. In the six months ended 31 December 2011 the acquisitions that materially affected volume, sales, net sales, marketing spend and operating profit were the acquisition of Mey İçki which contributed volume, sales, net sales, marketing spend and operating profit of 2.2 million equivalent units, £295 million, £122 million, £8 million and £41 million (net of £11 million transaction and integration costs), respectively and Serengeti Breweries which contributed volume, sales, net sales, marketing spend and operating loss of 0.3 million equivalent units, £19 million, £16 million, £2 million and £(2) million, respectively. In the six months ended 31 December 2011 there were no disposals impacting organic growth but adjustment is made to exclude the impact of the disposals completed under the reorganisation of the group’s US wines operations and the Gilbeys wholesale wine business in Ireland in the six months ended 31 December 2010. An adjustment is also made to exclude directly attributable transaction and integration costs incurred in the six months ended 31 December 2011 of £26 million, netted against acquisition costs of £6 million incurred in the six months ended 31 December 2010.

(3)         Exceptional operating items of £24 million for the six months ended 31 December 2011 comprised a net charge of £12 million (2010 — £nil) for the operating model review announced in May 2011 and £12 million (2010 — £9 million) for the restructuring of the group’s Global Supply operations in Scotland, Ireland and in the United States.

(4)          As reported on page 9, Diageo announced changes to its reporting regional structure. From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific. In addition, for the six months ended 31 December 2011, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. Figures for the six months ended 31 December 2010 have been restated as follows:

	As previously reported units million	Analysis of International units million	Restated units million
Volume
North America	28.0	0.3	28.3
Europe	21.5	1.0	22.5
International	22.7	(22.7)	—
Africa	—	11.7	11.7
Latin America and Caribbean	—	8.3	8.3
Asia Pacific	6.8	1.4	8.2
	79.0	—	79.0

	As previously reported £ million	Analysis of International £ million	Restated £ million
Sales
North America	2,094	20	2,114
Europe	2,312	45	2,357
International	1,773	(1,773)	—
Africa	—	907	907
Latin America and Caribbean	—	708	708
Asia Pacific	915	93	1,008
Corporate	38	—	38
	7,132	—	7,132

	As previously reported £ million	Analysis of International £ million	Restated £ million
Net sales
North America	1,807	20	1,827
Europe	1,444	45	1,489
International	1,415	(1,415)	—
Africa	—	689	689
Latin America and Caribbean	—	568	568
Asia Pacific	616	93	709
Corporate	38	—	38
	5,320	—	5,320

	As previously reported £ million	Analysis of International £ million	Restated £ million
Marketing spend
North America	268	2	270
Europe	225	5	230
International	177	(177)	—
Africa	—	73	73
Latin America and Caribbean	—	84	84
Asia Pacific	143	13	156
	813	—	813

	As previously reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million
Operating profit before exceptional items
North America	723	9	3	735
Europe	471	15	(2)	484
International	468	(468)	—	—
Africa	—	174	2	176
Latin America and Caribbean	—	227	(9)	218
Asia Pacific	129	43	(2)	170
Corporate	(64)	—	8	(56)
	1,727	—	—	1,727

Analysis by region

North America

	Six months				Six months
	ended		Acquisitions		ended
	31 December		and	Organic	31 December	Reported
	2010	Exchange	disposals	movement	2011	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	1,827	(9)	(20)	82	1,880	3
Marketing spend	270	(2)	—	22	290	7
Operating profit before exceptional items	735	(3)	(3)	41	770	5
Exceptional items	—				(2)
Operating profit	735				768

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
North America	—	5	3

United States	—	4	3
Canada	1	3	4

Spirits**	—	6	5
Beer	—	3	2
Wine	1	(1)	(16)
Ready to drink	(2)	—	—

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	11	19	18
Smirnoff	4	6	5
Baileys	3	5	5
Captain Morgan	3	4	3
Jose Cuervo	(10)	(11)	(12)
Tanqueray	6	6	5
Crown Royal	(3)	(3)	(3)
Ketel One	9	10	9
Buchanan’s	22	28	27
Cîroc	44	49	48
Guinness	8	9	9

*   Organic equals reported movement for volume, except for wine where reported movement was (10%) due to disposals in the prior period

**  Spirits brands excluding ready to drink

•                  Strategic brands grew volume, which together with selective price increases drove the positive price/mix and net sales growth of 5%. The value segment was more affected by muted consumer confidence which impacted Diageo’s value brands, primarily Gordon’s and Popov vodkas. Momentum improved behind Smirnoff and Captain Morgan following the success of the new marketing campaigns for the brands. Johnnie Walker performed well following the launch of Johnnie Walker Double Black with increased marketing spend. Jose Cuervo’s performance was impacted by distributor destocking and a weak category performance and Crown Royal’s shipments reflected the lapping of the introduction of Crown Royal Black last year, while depletions increased.

•                  The launch of Guinness Black Lager into the growing discovery beer segment, together with the growth of Guinness kegs, Parrot Bay pouches and Jeremiah Weed ready to drink, offset weakness in Smirnoff ready to drink.

•                  The wine business is no longer managed as a separate unit and performance improved in a challenging wine category and led to a 1 percentage point of share gain. While volume increased, net sales declined 1%, as the intensity of price competition offset a decline in trade investment.

•                  In Canada price increases across core brands drove net sales, up 3%. These price increases were supported by increased marketing spend, up 11%, focused on the strategic brands, with the Crown Royal ice hockey sponsorship, a new Guinness television campaign, the “Captain Morgan’s Island” programme and the Smirnoff “Nightlife Exchange Project”.

•                  Marketing spend was up behind innovation with the launch of Guinness Black Lager, Cîroc Peach and Johnnie Walker Double Black which delivered share gains for the brands.  In addition, spend increased behind the multi-cultural consumer opportunity, principally behind Ketel One vodka and Buchanan’s and both those brands gained share.

•                  Improved mix, price increases and reduced overheads as a percentage of net sales increased operating margin.

Europe

	Six months				Six months
	ended		Acquisitions		ended
	31 December		and	Organic	31 December	Reported
	2010	Exchange	disposals	movement	2011	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	1,489	15	119	2	1,625	9
Marketing spend	230	1	8	9	248	8
Operating profit before exceptional items	484	2	41	15	542	12
Exceptional items	—				(4)
Operating profit	484				538

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Europe	—	—	9

Western Europe	(2)	(3)	(2)
Russia and Eastern Europe	17	21	20
Turkey	64	114	1,364
Spirits**	1	3	16
Beer	(5)	(1)	—
Wine	(1)	(10)	(7)
Ready to drink	(8)	(6)	(5)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	7	6	7
Smirnoff	3	8	8
Baileys	(9)	(6)	(5)
JεB	3	1	3
Captain Morgan	25	16	18
Guinness	(5)	(2)	(2)

*   Organic equals reported movement for volume except for; total volume 10%, spirits 14%, wine 1% and Turkey 1,371% reflecting the acquisition of Mey İçki and sale of Gilbeys in the previous period

** Spirits brands excluding ready to drink

•                  The performance of Diageo’s business in Western Europe reflected the variation in the economies by country.  The stronger economies of Germany and France delivered double digit net sales growth. In the weaker economies of Spain, Greece and Ireland, net sales declined. In Great Britain net sales also declined in line with a strategy to reduce the depth of promotions, that delivered 4 percentage points of positive price/mix.

Overall volume performance was flattered by the sales buy-in in France ahead of an excise increase in January 2012 and the lapping of a destock in Spain in 2010.

•                  Smirnoff delivered 8% net sales growth, driven by Great Britain and Germany.  Additionally Captain Morgan grew strongly and the reserve brands portfolio performed well, particularly The Singleton which gained significant share in a number of countries.

•                  With each market growing double digit net sales, strong performance in Russia and Eastern Europe was driven by scotch, with Johnnie Walker net sales up 22%, and White Horse, the number one whisky in Russia, up 15% on the back of the first ever image campaign for the brand.  The Singleton also performed well, more than doubling its net sales, and is now the fastest growing single malt in Russia. Increased distribution, on trade consumer programmes and successful digital activities drove 54% net sales growth on Bushmills which is now the fastest growing Irish whiskey brand in Russia.  In other categories, growth was driven by Baileys and Captain Morgan with net sales up 13% and 40% respectively.

•                  In Turkey the acquisition of Mey İçki was completed in August and the sales and marketing activities of Diageo’s brands are now integrated into Mey İçki. In the prior period imports into Turkey were limited by the customs dispute, which has been resolved and was reflected in strong sales of Diageo’s brands in the half.

Africa

	Six months				Six months
	ended		Acquisitions		ended
	31 December		and	Organic	31 December	Reported
	2010	Exchange	disposals	movement	2011	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	689	(53)	16	79	731	6
Marketing spend	73	(5)	2	9	79	8
Operating profit before exceptional items	176	(14)	1	33	196	11
Exceptional items	—				(2)
Operating profit	176				194

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Africa	7	12	6

Nigeria	6	8	3
East Africa	10	26	17
Africa Regional Markets	9	18	13
South Africa	5	2	(6)
Spirits**	11	18	10
Beer	7	13	7
Ready to drink	(17)	(10)	(16)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	35	32	27
Smirnoff	23	20	11
Baileys	9	12	7
Guinness	8	10	4

*   Organic equals reported movement for volume except for; Africa 10%, East Africa 18% and beer 11% reflecting the acquisition of Serengeti Breweries

**  Spirits brands excluding ready to drink

•                  In Nigeria 6% volume growth was driven by Harp and Johnnie Walker. Price increases across most brands led to positive price/mix. Marketing spend increased significantly driven by digital activations for Guinness and the successful launch of Harp Lime.  Last year’s route to market improvements drove very strong growth of Diageo’s spirits business with net sales up 95%, albeit off a low base.

•                  In East Africa strong double digit net sales growth was driven by Senator, Tusker and spirits. The performance of Senator benefited from investment in incremental kegs and net sales of the brand grew 43%. Tusker net sales were up 23% following the launch of innovative new packaging and Tusker Lite, and investment in the “Tusker Refresh your Roots” campaign.  Total spirits net sales grew over 50% driven by the growth of new Kenya Cane in glass bottles and increased sales focus on international spirits Johnnie Walker and Smirnoff.

•                  Performance in Africa Regional Markets which includes Cameroon, Ghana and Ethiopia, was driven by performance in Ghana and Cameroon where net sales were up 23% and 16% respectively.  Marketing spend increased 16% across the region, with the successful “Guinness Football Challenge” underpinning strong Guinness brand equity.  Diageo agreed the acquisition of the Meta Abo brewery and continued to establish its spirits presence in Angola.

•                  Volume growth in South Africa of 5% was driven by the strong performance of spirits, in particular Johnnie Walker and Smirnoff with both benefitting from improved routes to market. An increased focus on Johnnie Walker with the “Step Up” and “Walk with Giants” campaigns, drove exceptional performance on Johnnie Walker Red Label, which outperformed its category and gained over 2 percentage points of volume share. Migration of Smirnoff ready to drink single serve production to Namibia Breweries Limited, coupled with weaker consumer trends led to a significant decline in ready to drink net sales. The brandhouse venture again gained share in both beer and spirits.

Latin America and Caribbean

	Six months				Six months
	ended		Acquisitions		ended
	31 December		and	Organic	31 December	Reported
	2010	Exchange	disposals	movement	2011	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	568	(8)	—	127	687	21
Marketing spend	84	—	—	21	105	25
Operating profit before exceptional items	218	(2)	(2)	42	256	17
Exceptional items	—				(1)
Operating profit	218				255

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Latin America	14	23	21

West LAC	12	20	11
Brazil	19	26	26
Andean	26	49	48
Mexico	14	11	6
Spirits**	16	24	23
Beer	(5)	4	3
Wine	11	25	18
Ready to drink	3	16	15

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	7	13	12
Buchanan’s	15	26	24
Smirnoff	28	32	30
Baileys	7	10	7

*    Organic equals reported movement for volume

**  Spirits brands excluding ready to drink

•                  West Latin America and Caribbean delivered 20% net sales growth and 8 percentage points of positive price/mix on strong performances from Johnnie Walker, Old Parr and Buchanan’s.  The “Let’s do this again” campaign and the launch of Facebook fan pages for Baileys supported 17% net sales growth of the brand.

•                  Performance in Brazil was strong, with all key categories in growth.  Smirnoff net sales growth was strong, up 39% following brand building platforms which included the Smirnoff “Nightlife Exchange Project” and an off trade convenience platform that delivered ready to mix, ready to pour and ready to drink variants to key customers.  Scotch growth was led by Johnnie Walker Red Label on the back of the “Keep Walking Brazil” campaign, the first Johnnie Walker campaign to be produced exclusively for the market.

•                  Performance in Andean was driven primarily by a recovery in Venezuelan imports in line with currency availability.  The net sales growth of scotch in both Venezuela and Colombia were very strong, particularly deluxe scotch, led by Old Parr and Buchanan’s.  Cacique in Venezuela drove strong net sales growth in rum and the very strong performances of Baileys and Nuvo more than doubled net sales of liqueurs.

•                  In Mexico net sales were driven by scotch, particularly deluxe scotch. Diageo leads the super deluxe, deluxe and standard scotch segments and Buchanan’s and Old Parr delivered double digit net sales growth.  Liqueurs and rum were also in growth, with the successful launch of Nuvo and very strong growth from Captain Morgan which was the fastest growing of the top 100 spirits brands in Mexico.

Asia Pacific

	Six months				Six months
	ended		Acquisitions		ended
	31 December		and	Organic	31 December	Reported
	2010	Exchange	disposals	movement	2011	movement
	£ million	£ million	£ million	£ million	£ million	%
Key financials:
Net sales	709	13	—	73	795	12
Marketing spend	156	2	—	16	174	12
Operating profit before exceptional items	170	2	(9)	35	198	16
Exceptional items	—				—
Operating profit	170				198

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
Key markets and categories:
Asia Pacific	5	10	12

South East Asia	4	17	16
Australia	4	3	8
North Asia	4	2	5
Greater China	15	18	20
India	19	30	21
Global Travel Asia and Middle East	(1)	15	15
Spirits**	6	13	15
Beer	4	16	17
Ready to drink	(6)	(7)	(2)

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%
The strategic brands**:
Johnnie Walker	6	19	19
Smirnoff	4	6	6
Windsor	(1)	1	3
Guinness	13	17	18

*    Organic equals reported movement for volume

**  Spirits brands excluding ready to drink

•                  Another strong performance in South East Asia was driven by double digit net sales growth of both scotch and beer and price/mix of 13 percentage points was driven by positive brand mix and price increases. Johnnie Walker net sales were driven by strong performance across domestic markets and growth of the travel retail business and the brand grew share. Guinness performed strongly, particularly in Malaysia and Indonesia, where share gains were supported by “Arthur’s Day” and Guinness “World Series Pool”. Overall marketing spend was broadly flat in the period.

•                  In Australia volume increased 4% with a strong performance across spirits, particularly Johnnie Walker and Bundaberg. Duty increases and a reduction in the price of Baileys to reduce parallel trade, offset price increases and product mix and net sales grew 3% and Diageo gained share in both spirits and ready to drink. Marketing spend increased 5% with the launch of a new Bundaberg Five campaign, Johnnie Walker television and digital campaigns and Smirnoff “Purity” and “Nightlife Exchange Project” activities.

•                  Diageo outperformed in the weaker markets of North Asia with volume share gains in scotch and vodka in both Korea and Japan.  In Korea price increases drove net sales growth of 2% on weaker volume.  In Japan net sales grew 1%. Spirits grew strongly, however lower volume of ready to drink, as the business lapped the launch of IW Harper last year and trading down in beverage alcohol in Japan led to negative price/mix. Guinness performed strongly and grew net sales over 30% driven by television advertising in Korea and increased distribution of Guinness surger in Japan.

•                  In Greater China Diageo continued to drive strong growth across deluxe and super deluxe scotch, driven by Johnnie Walker, Windsor and The Singleton and delivered share gains. Baileys grew net sales 43%, following brand building activity in the off trade targeting female consumers. While the pricing environment remained very competitive, price/mix of 3 percentage points was driven by price increases on Johnnie Walker and The Singleton. Marketing spend increased over 30% driven principally by the Johnnie Walker “Yulu” campaign and Johnnie Walker super deluxe activity which included PR, press and Johnnie Walker Blue Label’s first luxury TV campaign.

•                  The business consolidated its presence in tier one cities in India and expanded its platform for international spirits into second tier cities.  Strong growth of Smirnoff, VAT 69 and Johnnie Walker together with the launch of Rowson’s Reserve, in the fast growing premium Indian Made Foreign Liquor whisky segment, drove increased volume of 19%.  Price increases delivered price/mix and net sales increased 30%.  Marketing spend increased significantly, focused behind Johnnie Walker, VAT 69 and the launch of Rowson’s Reserve.

•      In Diageo’s Global Travel Asia and Middle East business volume declined 1%, driven by Johnnie Walker Red Label and Smirnoff in the Middle East, following price increases.  However, strong double digit net sales growth in premium and super premium brands included the launch of Johnnie Walker XR 21 and Johnnie Walker Platinum 18 year old. This combined with increased prices, drove price/mix and net sales increased 15%.

Corporate revenue and costs

Net sales were £39 million in the six months ended 31 December 2011, up 3% relative to the comparable prior period. Net operating charges before exceptional items were £96 million in the six months ended 31 December 2011 having been £56 million in the six months ended 31 December 2010.  The movement was made up of:

•                  A charge of £15 million versus a benefit of £98 million in the six months ended 31 December 2010, arising from currency transaction hedging which is controlled centrally.

•                  Adverse exchange movements of £26 million which arose from the difference between budget and actual transaction rates offset by a £13 million reduction in corporate costs.

•                  Acquisition costs of £12 million.

Category review

		Organic	Reported
	Volume*	net sales	net sales
	%	%	%

Key financials category performance:
Spirits**	4	9	12
Beer	3	7	5
Wine	—	(4)	(10)
Ready to drink	(5)	(2)	(2)
Total	3	7	8

Strategic brand performance:

Whisk(e)y:	6	11	11
Johnnie Walker	8	15	15
Crown Royal	(3)	(3)	(3)
JεB	3	2	2
Buchanan’s	16	27	25
Windsor	(1)	1	3
Bushmills	17	18	18

Gin:	3	5	5
Tanqueray	6	7	7

Vodka:	5	13	14
Smirnoff	7	9	9
Ketel One	11	11	11
Cîroc	47	51	50

Liqueurs:	1	6	7
Baileys	(3)	—	—

Rum:	5	5	6
Captain Morgan	7	6	6

Tequila:	(5)	(4)	(5)
Jose Cuervo	(7)	(9)	(9)

Beer:	3	7	5
Guinness	3	5	4

*    Organic equals reported movement for volume, except for; total volume 6%, spirits 7%, beer 5% and wine (2%) reflecting acquisitions and disposals

**  Spirits brands excluding ready to drink

Total Whisk(e)y: The growth of whisk(e)y represented over half of Diageo’s growth with volume and net sales up 6% and 11% respectively, driven almost entirely by the scotch category including Diageo’s biggest brand, Johnnie Walker, which once again grew in every region. In scotch, volume grew 8% and net sales increased 14% led by double digit growth of deluxe and super deluxe scotch. Net sales of standard scotch grew 8% driven by strong growth in the emerging markets which offset the 6% decline in Western Europe. Similarly 20% top line growth of the value scotch was driven by the new emerging middle class consumers demanding international brands.

Johnnie Walker volume and net sales grew 8% and 15% respectively with the fastest growth coming from the super deluxe variants, where net sales were up 29%.  Johnnie Walker Double Black had a significant impact in the travel retail market, up 169%. The successful mentorship and “Step Inside the Circuit” programmes and strong execution of the proven growth driver “Walk with Giants” continued to deliver growth, particularly across the emerging markets, where it was used to create strong local brand loyalty, notably in Brazil. Total marketing spend increased 10% with over two thirds directed towards emerging markets.

JεB delivered 2% net sales growth benefitting from the buy-in in France ahead of the duty increase and double digit growth in the emerging markets. New marketing campaigns included JεB Colours limited edition bottles and the “Join the City Remix” campaign. However, the weak economic backdrop in Iberia continued to impact the scotch category and overall JεB brand performance.

Buchanan’s had an impressive half, with volume growth of 16% and 11 percentage points of price/mix to deliver 27% net sales growth. Price increases and premiumisation across the Americas drove the positive price/mix. While 81% of Buchanan’s sales are in Latin America, in North America it was the fastest growing brand in the scotch category as investment in both the on and off trade, drove consumption by Hispanic consumers. Marketing spend was up 30% and up over 30 basis points as a percentage of net sales.

Windsor is the leading scotch in Korea and extended its leadership position with continued momentum behind Windsor 12. Price increases on both Windsor 12 and Windsor 17 delivered 2 percentage points of price/mix however lower volume of Windsor 17 drove the volume decline of 1%.  Digital media is a key vehicle to reach professional male consumers and Diageo launched an innovative 4D music video as part of a comprehensive digital campaign and marketing spend increased 18%.

Overall Crown Royal performance was impacted by reduced shipments of Crown Royal and Crown Royal Black following its launch last year.  While volume and net sales were down for Crown Royal Black, consumer uptake and depletions were up compared with last year. In North America, the brand focus was on core Crown Royal drinkers, including the increasingly important multi-cultural consumer segments with the launch of the “Crown Life” programme.

Bushmills delivered double-digit increases in both volume and net sales. Net sales grew in Europe, its biggest region, with growth in the Russia and Eastern Europe and Western Europe markets.

Vodka: Diageo’s vodka portfolio saw a 13% increase in net sales in what remains a very competitive category. Price increases and growth in the super premium segment drove positive price/mix in all regions except Africa.

Smirnoff The successful extension of the “I Choose” campaign and the world-renowned Smirnoff “Nightlife Exchange Project” both contributed to growth with increases in every region, re-establishing itself yet again as an iconic brand.  The fastest growth for the brand was in the emerging markets with Latin America net sales up 32%, supported by the positive impact of a the “Nightlife Exchange Project” and favourable economic conditions which drove trading up in spirits. Great Britain and Germany were also key drivers of net sales growth.

Ketel One vodka delivered strong net sales growth of 11%.  The “Gentlemen, this is vodka” campaign was expanded with new advertisements designed to appeal to the Hispanic consumer in the United States. The successful roll out of Ketel One vodka into global markets produced strong growth with net sales in Europe up 27% and net sales doubled in emerging markets, albeit off a low base.

For the second year running, Cîroc delivered over 50% growth in net sales. The brand’s appeal continued to increase following a 26% increase in marketing spend behind its social diffusion marketing strategy, in particular the “Cîroc the New Year” campaign which propelled December to the biggest sales month ever in the United States. The brand’s contemporary and super premium image was enhanced by the flavour innovations, and this year’s introduction of Cîroc Peach was the most successful of the Cîroc flavour launches to date.

Liqueurs: Despite the difficult consumer environment in Western Europe where volume and net sales were down 11% and 9% respectively, overall Baileys’ net sales were flat as strong performances in all other regions offset the declines. The “Baileys, Let’s do this Again” campaign together with limited edition bottles by Stephen Webster and Christmas visibility activities all helped drive growth in these regions. The successful launch of the new Biscotti flavour partially offset the decline in flavours.

Rum: Captain Morgan is Diageo’s leading rum and accounts for over two thirds of category net sales. The “Life, Love and Loot” campaign has re-energised the brand in North America, while strong growth in Western Europe and Russia and Eastern Europe on the back of proven global growth drivers have all contributed to the 7% volume and 6% net sales growth for the brand. The wider rum category saw strong growth in Zacapa. Latin America and Western Europe were the primary drivers and delivered a strong performance following sampling activities, increased visibility and gifting. Bundaberg continued to grow share in Australia on the back of Bundaberg Five and the launch of the second edition Master Distiller’s collection.

Tequila: Growth in super premium tequila, Don Julio, drove performance in developed markets supported by the successful launch of Tequila Don Julio 70, the world’s first Anejo Claro. Jose Cuervo Especial Silver also delivered strong performance as the trend towards blanco tequilas continued. Jose Cuervo Especial Gold in North America declined significantly as a result of a weaker gold tequila category and distributor destocking.

Gin: A 32% increase in marketing spend behind the successful introduction of “Tonight we Tanqueray” in North America helped drive over half of the increase in net sales for Tanqueray, which globally delivered 6% volume and 7% net sales growth. Overall, the gin category delivered 2 percentage points of positive price/mix with strong net sales growth of Gordon’s in the emerging markets.

Diageo’s beer brands have continued to grow strongly with net sales up 7% for the half and positive price/mix. This was primarily driven by Africa, supported by increased marketing spend behind Guinness, price increases in select markets and the launch of beer innovation including Tusker Lite in East Africa. Global Guinness net sales grew 5% despite a 2% decline in Western Europe. This was supported by television advertising for the launch of Guinness Black Lager in North America and the brand’s football communication platform in Africa. Local lager brands such as Harp, Senator and Tusker in Africa and Tiger in Malaysia delivered further growth for the category.

Wine remains a challenging category. While volume was flat, intense price competition led to negative price/mix.

Weak performance of Smirnoff ready to drink in North America, South Africa and Australia drove the overall decline in ready to drink. While in emerging markets, with increasing numbers of middle class consumers, Diageo’s ready to drink brands, especially Smirnoff Red Ice, continued to deliver strong growth primarily in Brazil, Nigeria and East Africa.

Premium Local Spirits: During the six month period Diageo completed the acquisition of Mey İçki and increased its holding Quanxing which owns a 39.7% equity stake in ShuiJingFang.

Raki is the national drink in Turkey with roughly 75% of the spirit market by value. Mey İçki is the market leader with 86% share driven by Yeni Raki with 69% share, up 6 percentage points compared with last year. This was driven by favourable demographics and increased consumption frequency. On trade marketing activities with increased exposure at festivals and penetration into beer pubs fuelled this improvement.

Super deluxe Chinese White Spirits delivered strong growth driven by duty free. The six months saw the implementation of price increases, an expanded portfolio with key seasonal offerings and a roll out into airports across China and new markets of North America, Europe and the Middle East.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2011 compared to the six months ended 31 December 2010 is as follows:

	Six months ended
	31 December
	2011	2010
	£ million	£ million

Operating profit	1,842	1,718
Depreciation and amortisation	168	144
Movement in working capital	(735)	(509)
Dividend income and other items	(13)	(29)
Cash generated from operations	1,262	1,324
Net interest paid	(229)	(176)
Dividends paid to equity non-controlling interests	(72)	(75)
Taxation paid	(214)	(150)
Net cash from operating activities	747	923
Net capital expenditure	(190)	(129)
Net purchase of investments	(24)	(19)
Free cash flow	533	775
Acquisitions and disposals	(1,460)	(32)
Net purchase of own shares for share schemes	(54)	(29)
Proceeds from non-controlling interests	11	—
Purchase of non-controlling interests	(155)	—
Net equity dividends paid	(621)	(586)
Exchange adjustments	51	(35)
Borrowings acquired through purchase of businesses	—	(15)
Non-cash items	(150)	(134)
Increase in net borrowings	(1,845)	(56)
Net borrowings at beginning of the period	(6,450)	(6,954)
Net borrowings at end of the period	(8,295)	(7,010)

The primary source of the group’s liquidity has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends and to fund capital expenditure and acquisitions.

Net cash from operating activities   Cash generated from operations decreased from £1,324 million in the six months ended 31 December 2010 to £1,262 million in the six months ended 31 December 2011. The reduction of £62 million primarily arose from a decrease of £226 million in cash flows from net movements in working capital mainly driven by increased investment in maturing inventory for future growth, payments made in respect of the move to a new rum distillery in the US Virgin Islands coupled with phasing of innovations in North America and higher debtors due to customers buying ahead of expected duty increases in a number of markets. This is partially offset by a £124 million increase in operating profit. Cash generated from operations is after exceptional restructuring costs of £74 million (2010 — £67 million). Other items include £42 million of cash contributions to post employment schemes in excess of the income statement charge (2010 - £37 million) partially offset by the fair market value change in respect of share-based incentive plans of £16 million (2010 - £16 million). Net interest paid in the six months ended 31 December 2011 was £53 million higher than the six months ended 31 December 2010 principally due to higher interest rate swap monetisations in the previous period. Tax payments in the six months ended 31 December 2011were £64 million higher than in the same period last year primarily as a result of phasing of payments and tax audit settlements in the United Kingdom.

Net cash from investing activities   The purchase of tangible fixed assets and computer software increased from £173 million in the six months ended 31 December 2010 to £219 million in six months ended 31 December 2011 driven by increased investments in North America, Nigeria and East Africa. Property disposals decreased from £44 million in the six months ended 31 December 2010 to £29 million in the six months ended 31 December 2011 principally due to a receipt of £22 million on the sale and leaseback of land and buildings in Napa Valley, California in the comparable prior period.

In the six months ended 31 December 2011 cash outflows of £1,468 million arose in respect of business acquisitions. This included £1,270 million in respect of 100% equity stake in Mey İçki (Turkish producer and distributor of raki and other beverage alcohol brands) and £119 million paid for the 50% equity controlling stake in Zacapa (manufacturer and distributor of rum).

Free cash flow   Free cash flow decreased by £242 million to £533 million in the six months ended 31 December 2011 compared to the same period last year. Free cash flow comprises net cash flow from operating activities and net cash from investing activities apart from cash payments and receipts in respect of the purchase and disposal of subsidiaries, associates and businesses.

Cash flows from financing activities   Cash flows from financing activities included £155 million payments to purchase non-controlling interests primarily in respect of Kenya Breweries Limited (2010 — £nil), the purchase of treasury shares for scheme hedging of £95 million (2010 — £57 million) less receipts from employees on the exercise of share options of £41 million (2010 — £28 million). Equity dividends paid increased from £586 million in the months ended 31 December 2010 to £621 million in the six months ended 31 December 2011.

Capital structure   The group’s management is committed to enhancing shareholder value in the long term, both by investing in the businesses and brands so as to improve the return on investment and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels. This is achieved by targeting a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Capital repayments   The group regularly assesses its debt and equity capital levels against its stated policy for capital structure.

Authorisation was given by shareholders on 19 October 2011 to purchase a maximum of 250,399,000 shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The expiration date for the programme is 17 October 2012.

Borrowings   The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings and gross borrowings in the tables below are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value. Net borrowings, reported on this basis, comprise the following:

31 December 2011
£ million
Overdrafts	(68)
Other borrowings due within one year	(2,673)
Borrowings due within one year	(2,741)
Borrowings due between one and three years	(3,289)
Borrowings due between three and five years	(1,244)
Borrowings due after five years	(2,330)
Interest rate fair value hedging instruments	37
Cross currency interest rate swaps	233
Foreign currency swaps and forwards	(1)
Finance lease obligations	(81)
Gross borrowings	(9,416)
Offset by:
Cash and cash equivalents	1,121
Net borrowings	(8,295)

The group’s gross borrowings and cash and cash equivalents at 31 December 2011 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings (including foreign exchange forwards and swaps and finance lease obligations)	(9,416)	35	37	22	6
Cash and cash equivalents	1,121	55	6	9	30

The effective interest rate for the six months ended 31 December 2011, based on average net borrowings and interest charge was 4.7%. For this calculation, average net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

Diageo did not issue any bonds in the six months ended 31 December 2011 and a bond of $300 million (£184 million) was repaid.

The £1,845 million increase in net borrowings from 30 June 2011 to 31 December 2011 principally includes £1,468 million paid in respect of acquisition of businesses primarily in respect of Mey İçki and Zacapa, £621 million equity dividends paid, adverse non-cash movements of £150 million predominantly comprising new finance leases (included within short term borrowings until the commencement of the lease term) and fair value movements partially offset by free cash flow of £533 million and favourable exchange rate movements of £51 million.

The group had available undrawn committed bank facilities as follows:

31 December 2011
£ million
Expiring within one year	806
Expiring between one and five years	1,452
2,258

Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates (dependent on the period of drawdown) plus an agreed margin. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Diageo management believes that it has sufficient funding for its working capital requirements.

Off-balance sheet arrangements

Neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

No material changes have occurred in commitments for capital expenditure since 30 June 2011.

NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

A number of IFRS standards and interpretations have been issued by the IASB or IFRIC. Those that are of relevance to the group are discussed in note 1 to the unaudited condensed consolidated financial statements.

RECENT DEVELOPMENTS

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2011 said:

“Diageo has delivered a solid and well balanced first half performance with 9% operating profit growth and 60 basis points of operating margin expansion.

This is the result of the investments we have made to build our brands, deepen our routes to market in the faster growing markets of the world, enhance our leadership in US spirits and create an integrated organisation in Western Europe. In an uncertain economic environment we have again demonstrated the benefits of our geographic diversity and brand range.

Our emerging market business grew net sales 18% and operating profit 23% and now accounts for almost 40% of our business. Our performance improved in our developed markets business and we delivered top line growth and operating margin expansion while marketing as a percent of net sales increased.

Globally Johnnie Walker grew 15%, Smirnoff returned to growth, Guinness grew 5% and our reserve brand portfolio grew 25%. Our strategic brands grew 8% and the strongest performing categories were scotch, up 14% and vodka, up 13% while our beer brands delivered 7% organic net sales growth.

We are cautious as to the consumer and economic trends we will face in 2012 but these first half results have positioned us well and they have demonstrated that Diageo has the brands, the routes to market and the people to deliver our medium term guidance. The increase of 7% in the interim dividend signals our confidence that we are making a strong business stronger.”

The above comments were made by Paul Walsh, Chief Executive of Diageo, in connection with the release of the Interim Announcement published on 9 February 2012.

INDEX TO THE UNAUDITED CONDENSED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2011 AND 31 DECEMBER 2010

The unaudited condensed consolidated financial information was approved by the board of directors on 8 February 2012.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended		Six months ended
		31 December 2011		31 December 2010
	Notes	£ million		£ million
Sales	2	7,825		7,132
Excise duties		(2,068)		(1,812)
Net sales	2	5,757		5,320
Cost of sales		(2,189)		(2,072)
Gross profit		3,568		3,248
Marketing		(896)		(813)
Other operating expenses		(830)		(717)
Operating profit	2	1,842		1,718
Sale of businesses	3	102		(1)
Net interest payable	4	(192)		(196)
Net other finance charges	4	(14)		(13)
Share of associates’ profits after tax		122		104
Profit before taxation		1,860		1,612
Taxation	5	(841)		(352)
Profit for the period		1,019		1,260

Attributable to:
Equity shareholders of the parent company		953		1,194
Non-controlling interests		66		66
		1,019		1,260

Pence per share
Basic earnings		38.2	p	47.9	p
Diluted earnings		38.1	p	47.8	p
Average shares		2,493	m	2,492	m

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million
Other comprehensive (expense)/income
Exchange differences on translation of foreign operations excluding borrowings
— group	(32)	(46)
— associates and non-controlling interests*	(112)	45
Exchange differences on borrowings and derivative net investment hedges	104	(34)
Effective portion of changes in fair value of cash flow hedges
— net gains/(losses) taken to other comprehensive income	3	(20)
— transferred to income statement	(23)	29
Hyperinflation adjustment	8	8
Net actuarial (losses)/gains on post employment plans	(262)	342
Tax on other comprehensive income	77	(83)
Other comprehensive (expense)/income, net of tax, for the period	(237)	241
Profit for the period	1,019	1,260
Total comprehensive income for the period	782	1,501

Attributable to:
Equity shareholders of the parent company	676	1,470
Non-controlling interests	106	31
	782	1,501

* Includes £20 million exchange gain recycled to income statement on the acquisition of a majority equity stake in Quanxing in the six months ended 31 December 2011.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2011		30 June 2011		31 December 2010
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		8,092		6,545		6,661
Property, plant and equipment		2,781		2,552		2,456
Biological assets		34		33		29
Investments in associates		2,670		2,385		2,268
Other investments		115		102		139
Other receivables		217		118		20
Other financial assets		495		305		341
Deferred tax assets		240		516		359
Post employment benefit assets		29		60		57
			14,673		12,616		12,330
Current assets
Inventories	6	3,755		3,473		3,401
Trade and other receivables		2,843		1,977		2,670
Assets held for sale	7	18		38		63
Other financial assets		36		89		63
Cash and cash equivalents	8	1,121		1,584		1,472
			7,773		7,161		7,669
Total assets			22,446		19,777		19,999
Current liabilities
Borrowings and bank overdrafts	8	(2,741)		(1,447)		(794)
Other financial liabilities		(99)		(90)		(139)
Trade and other payables		(3,203)		(2,838)		(2,804)
Liabilities held for sale	7	—		(10)		(5)
Corporate tax payable		(474)		(381)		(417)
Provisions		(121)		(149)		(174)
			(6,638)		(4,915)		(4,333)
Non-current liabilities
Borrowings	8	(6,863)		(6,748)		(7,847)
Other financial liabilities		(304)		(147)		(140)
Other payables		(48)		(41)		(54)
Provisions		(281)		(266)		(258)
Deferred tax liabilities		(1,147)		(777)		(825)
Post employment benefit liabilities		(1,067)		(898)		(892)
			(9,710)		(8,877)		(10,016)
Total liabilities			(16,348)		(13,792)		(14,349)
Net assets			6,098		5,985		5,650

Equity
Called up share capital		797		797		797
Share premium		1,343		1,343		1,342
Other reserves		3,195		3,300		3,258
Retained deficit		(202)		(195)		(511)
Equity attributable to equity shareholders of the parent company			5,133		5,245		4,886
Non-controlling interests			965		740		764
Total equity			6,098		5,985		5,650

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	company share- holders	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	—	—	(105)	—	781	781	676	106	782
Employee share schemes	—	—	—	(49)	(5)	(54)	(54)	—	(54)
Share-based incentive plans	—	—	—	—	17	17	17	—	17
Tax on share-based incentive plans	—	—	—	—	18	18	18	—	18
Acquisitions	—	—	—	—	—	—	—	190	190
Proceeds from non-controlling interests	—	—	—	—	—	—	—	11	11
Change in fair value of put option	—	—	—	—	(3)	(3)	(3)	—	(3)
Purchase of non-controlling interests	—	—	—	—	(145)	(145)	(145)	(10)	(155)
Dividends paid	—	—	—	—	(621)	(621)	(621)	(72)	(693)
At 31 December 2011	797	1,343	3,195	(2,306)	2,104	(202)	5,133	965	6,098

At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	—	—	13	—	1,457	1,457	1,470	31	1,501
Employee share schemes	—	—	—	(26)	(3)	(29)	(29)	—	(29)
Share-based incentive plans	—	—	—	—	17	17	17	—	17
Tax on share-based incentive plans	—	—	—	—	7	7	7	—	7
Acquisitions	—	—	—	—	—	—	—	29	29
Dividends paid	—	—	—	—	(586)	(586)	(586)	(75)	(661)
At 31 December 2010	797	1,342	3,258	(2,279)	1,768	(511)	4,886	764	5,650

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2011		31 December 2010
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Cash generated from operations (see note 11)	1,262		1,324
Interest received	99		133
Interest paid	(328)		(309)
Dividends paid to non-controlling interests	(72)		(75)
Taxation paid	(214)		(150)
Net cash from operating activities		747		923

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	29		44
Purchase of property, plant and equipment and computer software	(219)		(173)
Net increase in other investments	(24)		(19)
Sale of businesses	8		19
Acquisition of businesses	(1,468)		(51)
Net cash outflow from investing activities		(1,674)		(180)

Cash flows from financing activities
Net purchase of own shares for share schemes	(54)		(29)
Proceeds from non-controlling interests	11		—
Purchase of non-controlling interests	(155)		—
Net increase/(decrease) in loans	1,276		(68)
Equity dividends paid	(621)		(586)
Net cash inflow/(outflow) from financing activities		457		(683)

Net (decrease)/increase in net cash and cash equivalents		(470)		60
Exchange differences		(49)		(65)
Net cash and cash equivalents at beginning of the period		1,572		1,398
Net cash and cash equivalents at end of the period		1,053		1,393

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,121		1,472
Bank overdrafts		(68)		(79)
		1,053		1,393

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.                                Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 — Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2011. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

(a) Adopted by the group The following accounting standards and amendments, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 — Presentation of financial statements

IAS 24 (Revised) — Related party disclosures

Amendment to IAS 34 — Interim financial reporting

Amendment to IFRS 7 — Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk

Amendment to IFRS 7 — Transfers of financial assets

Amendment to IFRIC 13 — Customer loyalty programmes

Amendment to IFRIC 14 — IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

(b) Not adopted by the group The following standards and amendments, issued by the IASB or IFRIC but not yet endorsed by the EU have not yet been adopted by the group. The standards or interpretations do not have to be adopted by the group until the year ending 30 June 2014 though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations would have a material impact on the consolidated results or financial position of the group, unless stated otherwise.

IFRS 9 — Financial instruments removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is driven by the business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation for financial liabilities and for derecognising financial instruments is relocated from IAS 39 without any significant changes. The amendment to IFRS 7 — Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 — Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 — Consolidation — special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 — Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group’s net profit or net assets.

IFRS 12 — Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 — Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 — Employee benefits changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group expects this change will result in an increase in finance costs but will not impact the group’s net assets.

Amendment to IAS 1 — Presentation of items of other comprehensive income

Limited scope amendment to IAS 12 — Income taxes

IAS 27 (Revised) — Separate financial statements

IAS 28 (Revised) — Investments in associates and joint ventures

Amendment to IAS 32 — Offsetting financial assets and financial liabilities

Amendment to IFRS 7 — Disclosures — Offsetting financial assets and financial liabilities

The comparative figures for the financial year ended 30 June 2011 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.                                Segmental analysis

On 25 May 2011 Diageo announced changes to its reporting regional structure. From 1 July 2011 two autonomous regions, Diageo Latin America and Caribbean and Diageo Africa, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, in the management accounts for the six months ended 31 December 2011, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. Restated segmental information for the six months ended 31 December 2010 has been provided with a reconciliation to the figures previously reported on page 16.

In addition to the geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have, in order to provide additional reconciling information, been allocated to the geographical segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with internal reporting. For management reporting purposes the group measures the current period at, and restates the comparable prior period net sales and operating profit to, the current period’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current period’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2011.

In addition, for management reporting purposes Diageo excludes the impact on net sales and operating profit of acquisitions and disposals in the current and comparable prior period from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

2.                                          Segmental analysis (continued)

Six months ended 31 December 2011	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,162	2,699	950	843	1,132	1,420	(1,420)	7,786	39	7,825
Net sales
At budgeted exchange rates*	1,887	1,488	729	682	765	1,476	(1,422)	5,605	39	5,644
Acquisitions and disposals	—	141	17	—	—	—	—	158	—	158
Global Supply allocation	17	22	2	8	5	(54)	—	—	—	—
Retranslation to actual exchange rates	(24)	(26)	(17)	(3)	25	(2)	2	(45)	—	(45)
Net sales	1,880	1,625	731	687	795	1,420	(1,420)	5,718	39	5,757
Operating profit/(loss)
At budgeted exchange rates*	744	466	202	251	200	93	—	1,956	(74)	1,882
Acquisitions and disposals	—	49	(2)	(2)	(11)	—	—	34	(12)	22
Global Supply allocation	35	39	3	10	6	(93)	—	—	—	—
Retranslation to actual exchange rates	(9)	(12)	(7)	(3)	3	—	—	(28)	(10)	(38)
Operating profit/(loss) before exceptional items	770	542	196	256	198	—	—	1,962	(96)	1,866
Exceptional items	(2)	(4)	(2)	(1)	—	(12)	—	(21)	(3)	(24)
Operating profit/(loss)	768	538	194	255	198	(12)	—	1,941	(99)	1,842
Sale of businesses										102
Net finance charges										(206)
Share of associates’ profits after tax
- Moët Hennessy										118
- Other associates										4
Profit before taxation										1,860

*  These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

2.             Segmental analysis (continued)

Six months ended 31 December 2010 (restated)	North America £million	Europe £million	Africa £million	Latin America and Caribbean £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million

Sales	2,114	2,357	907	708	1,008	1,411	(1,411)	7,094	38	7,132
Net sales
At budgeted exchange rates*	1,790	1,472	664	596	653	1,468	(1,413)	5,230	38	5,268
Acquisitions and disposals	13	4	—	—	1	—	—	18	—	18
Global Supply allocation	16	26	2	5	6	(55)	—	—	—	—
Retranslation to actual exchange rates	8	(13)	23	(33)	49	(2)	2	34	—	34
Net sales	1,827	1,489	689	568	709	1,411	(1,411)	5,282	38	5,320
Operating profit/(loss)
At budgeted exchange rates*	695	447	178	238	162	92	—	1,812	(85)	1,727
Acquisitions and disposals	1	—	(3)	—	(3)	—	—	(5)	—	(5)
Global Supply allocation	41	40	2	5	4	(92)	—	—	—	—
Retranslation to actual exchange rates	(2)	(3)	(1)	(25)	7	—	—	(24)	29	5
Operating profit/(loss) before exceptional items	735	484	176	218	170	—	—	1,783	(56)	1,727
Exceptional items	—	—	—	—	—	(9)	—	(9)	—	(9)
Operating profit/(loss)	735	484	176	218	170	(9)	—	1,774	(56)	1,718
Sale of businesses										(1)
Net finance charges										(209)
Share of associates’ profits after tax
- Moët Hennessy										106
- Other associates										(2)
Profit before taxation										1,612

*  These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Apart from sales by the Global Supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar — £1 = $1.58 (2010 — £1 = $1.57) and euro — £1 = €1.16 (2010 — £1 = €1.18). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.55 (30 June 2011 — £1 = $1.61) and euro — £1 = €1.20 (30 June 2011 — £1 = €1.11). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.           Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

Items included in operating profit
Operating model review	(12)	—
Restructuring of Global Supply operations	(7)	(4)
Restructuring of Irish brewing operations	(5)	(5)
	(24)	(9)

Sale of businesses	102	(1)

Exceptional items before taxation	78	(10)

Items included in taxation
Tax on exceptional operating items	6	2
Loss of future tax amortisation	(524)	—
Total taxation in exceptional items	(518)	(8)

Total exceptional items	(440)	(8)

Items included in operating profit are charged to:
Cost of sales	(8)	(9)
Other operating expenses	(16)	—
	(24)	(9)

4.           Net interest and other finance charges

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

Interest payable	(275)	(270)
Interest receivable	91	86
Market value movements on interest rate instruments	(8)	(12)
Net interest payable	(192)	(196)

Net finance income/(charges) in respect of post employment plans	3	(2)
Unwinding of discounts	(7)	(8)
Hyperinflation adjustment on Venezuela operations	(8)	(2)
	(12)	(12)
Net exchange movements on certain financial instruments	(2)	(1)
Net other finance charges	(14)	(13)

5.           Taxation

For the six months ended 31 December 2011, the £841 million taxation charge (2010 — £352 million) comprises a UK tax charge of £42 million (2010 — £25 million) and a foreign tax charge of £799 million (2010 — £327 million). Included within the foreign tax charge is an exceptional charge of £524 million. The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. During the half year the group concluded tax authority negotiations in respect of the tax basis of certain of these assets resulting in a reduction in the effective ongoing tax rate and the write off of a deferred tax asset of £524 million at 30 June 2011 as an exceptional tax item.

6.           Inventories

	31 December 2011	30 June 2011	31 December 2010
	£ million	£ million	£ million

Raw materials and consumables	327	258	296
Work in progress	57	25	23
Maturing inventories	2,784	2,681	2,585
Finished goods and goods for resale	587	509	497
	3,755	3,473	3,401

7.           Assets and disposal groups held for sale

	31 December 2011	30 June 2011	31 December 2010
	£ million	£ million	£ million

Current assets	—	19	26
Non-current assets	18	19	37
	18	38	63

Current liabilities	—	(10)	(1)
Non-current liabilities	—	—	(4)
	—	(10)	(5)

Assets and disposal groups held for sale at 31 December 2011 comprise the investment in Tanzania Breweries.

8.           Net borrowings

	31 December 2011	30 June 2011	31 December 2010
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,741)	(1,447)	(794)
Borrowings due after one year	(6,863)	(6,748)	(7,847)
Fair value of interest rate hedging instruments	37	58	44
Fair value of foreign currency swaps and forwards	232	182	171
Finance lease liabilities	(81)	(79)	(56)
	(9,416)	(8,034)	(8,482)
Cash and cash equivalents	1,121	1,584	1,472
	(8,295)	(6,450)	(7,010)

9.           Reconciliation of movement in net borrowings

	Six months ended 31 December 2011	Six months ended 31 December 2010
	£ million	£ million

(Decrease)/increase in net cash and cash equivalents before exchange	(470)	60
(Increase)/decrease in loans	(1,276)	68
Decrease in net borrowings from cash flows	(1,746)	128
Exchange differences	51	(35)
Borrowings acquired on purchase of businesses	—	(15)
Other non-cash items	(150)	(134)
Net borrowings at beginning of the period	(6,450)	(6,954)
Net borrowings at end of the period	(8,295)	(7,010)

Other non-cash items primarily comprise fair value changes on bonds and interest rate derivatives and new finance leases (included within short term borrowings until the commencement of the lease term). In the six months ended 31 December 2011 the group repaid a $300 million (£184 million) bond.

10.                               Dividends and other reserves

	Six months ended 31 December 2011 £ million	Six months ended 31 December 2010 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2011 of 24.90 pence per share (2010 - 23.50 pence)	621	586

For the six months ended 31 December 2011, an interim dividend of 16.60 pence per share (2010 — 15.50 pence) was approved by the Board on 8 February 2012. As this was after the balance sheet date, this dividend has not been included as a liability.

Other reserves of £3,195 million at 31 December 2011 (2010 — £3,258 million) included a capital redemption reserve of £3,146 million (2010 — £3,146 million), a fair value and hedging reserve of £51 million (2010 — £12 million) and an exchange reserve of £(2) million (2010 — £100 million).

11.                               Cash generated from operations

	Six months ended 31 December 2011		Six months ended 31 December 2010
	£ million	£ million	£ million	£ million

Profit for the period	1,019		1,260
Taxation	841		352
Share of associates’ profits after tax	(122)		(104)
Net finance charges	206		209
Sale of businesses	(102)		1
Operating profit		1,842		1,718
Increase in inventories	(210)		(119)
Increase in trade and other receivables	(782)		(529)
Increase in trade and other payables and provisions	257		139
Net movement in working capital		(735)		(509)
Depreciation and amortisation		168		144
Dividend income		4		5
Other items		(17)		(34)
Cash generated from operations		1,262		1,324

Cash generated from operations is stated after £74 million (2010 — £67 million) of cash outflows in respect of exceptional operating items.

Other items include £42 million of cash contributions to post employment schemes in excess of the income statement charge (2010 — £37 million).

12.                               Acquisition of businesses and non-controlling interests

	Mey İçki £ million	Zacapa £ million	Quanxing £ million	Other £ million	Total £million

Brands	645	130	—	—	775
Property, plant and equipment	117	10	—	—	127
Investment in associates	—	—	376	7	383
Loans and working capital	43	19	1	—	63
Taxation	(154)	—	—	—	(154)
Cash	38	2	6	—	46
Fair value of assets and liabilities	689	161	383	7	1,240
Goodwill arising on acquisition	615	61	—	—	676
Non-controlling interests	(1)	—	(189)	—	(190)
Step acquisition	—	—	(180)	—	(180)
Consideration payable	(1,303)	222	14	7	1,546
Satisfied by:
Cash consideration paid	1,298	120	14	7	1,439
Financial liabilities	—	82	—	—	82
Deferred/contingent consideration payable	5	20	—	—	25
	1,303	222	14	7	1,546

Cash consideration paid	1,298	120	14	7	1,439
Cash acquired	(38)	(2)	(6)	—	(46)
Deferred consideration paid	—	—	—	7	7
Transaction cost paid	10	1	5	9	25
Deposit for Meta Breweries	—	—	—	43	43
Net cash outflow on acquisition of businesses	1,270	119	13	66	1,468

Purchase of non-controlling interests:
Kenya Breweries					140
Diageo Philippines					15
					155

Mey İçki On 23 August 2011, Diageo completed the acquisition of 100% of Mey İçki Sanayi VE Ticaret A.S. (Mey İçki) from TPG Capital and the Actera group for $2,131 million (£1,303million). Mey İçki is the leading producer and distributor of raki in Turkey and also owns vodka and wine brands. Mey İçki has been consolidated from 23 August 2011. Directly attributable transaction and integration costs of £11 million have been charged to other external charges in the period. Since acquisition Mey İçki has contributed £295 million to sales, £122 million to net sales and £41 million to operating profit (net of £11 million transaction and integration costs).

Zacapa On 5 July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG), for a cash consideration of $224 million (£140 million) (including deferred consideration of $32 million (£20 million)). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. The net present value of this financial liability is $132 million (£82 million). In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo consolidates the results of RCP. Directly attributable transaction costs of £2 million have been charged to other external charges in the period. In the period since acquisition the contribution to sales and operating profit of the Zacapa brand is not material.

Quanxing On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was RMB 140 million (£14 million). The acquisition of the 4% equity stake brings Diageo’s shareholding in Quanxing to 53%. Quanxing is a holding company controlling a 39.7% equity stake in Sichuan ShuiJingFang Co., Ltd. (ShuiJingFang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. As a result of Quanxing becoming a subsidiary of the group, a gain of £104 million has arisen on the difference between the book value of the equity owned prior to the transaction and the market value on the day of completion which has been disclosed as a sale of a business. The non-controlling interest has been valued as 47% of the fair value of Quanxing. Directly attributable transaction and integration costs of £11 million have been charged to other external charges in the period. In the period since acquisition the contribution to sales and profit of Quanxing is not material.

For all of the above acquisitions the net assets disclosed are provisional as fair values are being finalised. The goodwill acquired represents synergies arising from combining operations, intangible assets that do not qualify for separate recognition and the extension of the group’s portfolio in other markets around the world. None of the goodwill recognised is expected to be deductible for income tax purposes. If the acquisitions had been completed on 1 July 2011 the group’s sales, net sales and operating profit for the period would have increased by £117 million, £49 million and £14 million, respectively.

Kenya Breweries On 25 November 2011, Diageo completed the acquisition of SABMiller Africa BV’s 20% non-controlling equity stake in Kenya Breweries Limited (Kenya Breweries), through its subsidiary undertaking, East African Breweries Limited, of which Diageo owns 50.03%, for cash consideration of 19.5 billion Kenyan shillings (£134 million). Transaction costs of £6 million in respect of the acquisition were charged to other retained earnings. Kenya Breweries terminated a brewing and distribution agreement with SABMiller International BV on 31 May 2011 and has ceased to distribute SABMiller’s brands in Kenya.

13.                               Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2011 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Korean customs dispute Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or approximately £108 million (including £13 million of value added tax). In January 2010, Diageo Korea appealed this customs audit assessment to the Korean Tax Tribunal and, in order to preserve its right to appeal, paid the amount due in full.

On 18 May 2011, the Tax Tribunal ordered a partial refund to Diageo Korea and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, refunds of Korean won 43 billion or £24 million (including £2 million of value added tax) associated with statute of limitations and part penalty refund were made to Diageo Korea (of which, £9 million was received in the six months ended 31 December 2011). Post the completion of the re-audit, however, the Korean customs authorities have concluded that it would once again apply the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or approximately £121 million (including £13 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

On 19 October 2011, Diageo Korea filed a claim with the Seoul Administrative Court along with a petition for preliminary injunction to stay the final imposition notice and on 1 November 2011, the Seoul Administrative Court granted Diageo Korea’s request for preliminary injunction and stayed the final imposition notice until 31 March 2012.

The underlying matter is currently in progress with the Seoul Administrative Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea intends to defend its position vigorously.

(d) Chinese acquisition On 14 July 2011, Diageo acquired an additional 4% equity stake in Quanxing from Chengdu Yingsheng Investment Holding Co., Ltd. Diageo has become the indirect largest shareholder of ShuiJingFang and, in accordance with Chinese takeover regulations, subject to securing approval from the CSRC, expects to make a mandatory tender offer to all the other shareholders of ShuiJingFang. The tender offer is expected to be completed in the summer. Were all other ShuiJingFang shareholders to accept the tender offer, the amount payable would be RMB 6.3 billion (£645 million). As required by Chinese law, 20% of the maximum consideration payable under the tender offer (£123 million) was deposited with China’s securities depositary and clearing agency, Shanghai branch in the year ended 30 June 2010.

(e) Ketel One vodka put option The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£580 million) plus 5.5% annual interest calculated from the date of the original acquisition, 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£65 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo’s part.

(f) Thalidomide litigation In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grünenthal GmbH, the developer of the drug. The size of the class has not yet been specified. In the United Kingdom, proceedings have been commenced but not yet served on behalf of 13 named individuals. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support. Diageo intends, however, to vigorously defend these lawsuits.

(g) Other The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14.                               Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the annual report for the year ended 30 June 2011. There have been no transactions with these related parties during the six months ended 31 December 2011 that have materially affected the financial position or performance of the group during the period.

15.                               Post balance sheet events

On 10 January 2012, Diageo acquired a 100% equity stake in Meta Abo Brewery Share Company SC, the owner and manufacturer of the Meta beer brand, in Ethiopia for a consideration of $225 million (£145 million). $68 million (£43 million) was deposited with the seller in the six months ended 31 December 2011 in respect of the acquisition.

Subsequent to 31 December 2011, Diageo announced changes in the inflation indexation used for the principal UK pension scheme and that there will be no increase in pensions or pension entitlements in calendar year 2012 for the principal Irish scheme. The one-off pre taxation benefit for the second half of the current financial year is expected to be approximately £100 million.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended 31 December		Year ended 30 June
	2011	2010	2011	2010	2009	2008	2007
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, non-controlling interests and discontinued operations	1,860	1,612	2,360	2,239	1,990	2,078	2,096
Less: Capitalised interest	(1)	(2)	(4)	(5)	(4)	—	—
Less: Share of associates’ income	(122)	(104)	(176)	(142)	(164)	(176)	(149)
Add: Dividend income receivable from associates	4	5	138	111	179	143	119
Add: Fixed charges	492	383	714	970	869	549	400
	2,233	1,894	3,032	3,173	2,870	2,594	2,466
Fixed charges
Interest payable and other finance charges (note (1))	474	364	675	935	836	523	378
Add: Interest capitalised	1	2	4	5	4	—	—
Add: One third of rental expense	17	17	35	30	29	26	22
	492	383	714	970	869	549	400

	ratio	ratio	ratio	ratio	ratio	ratio	ratio
Ratio	4.5	4.9	4.2	3.3	3.3	4.7	6.2

Notes:

(1) Interest payable and other finance charges for the six month ended 31 December 2011 includes a £182 million charge (31 December 2010 — £81 million charge, 30 June 2011 — £107 million charge; 30 June 2010 — £275 million charge; 30 June 2009 — £164 million charge; 30 June 2008 — £75 million charge; 30 June 2007 — £30 million charge) in respect of fair value adjustments to the group’s derivative instruments. Impact of foreign exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement was £nil during the six months ended 31 December 2011 (31 December 2010 — £1 million charge; 30 June 2011 — £nil; 30 June 2010 — £nil; 30 June 2009 — £11 million charge; 30 June 2008 — £6 million charge; 30 June 2007 — £nil). In the six months ended 31 December 2011 £nil was recognised (31 December 2010 — £nil; 30 June 2011 — £nil; 30 June 2010 — £10 million charge; 30 June 2009 — £33 million charge; 30 June 2008 — £nil; 30 June 2007 — £nil) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable.

A-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ D Mahlan
Deirdre Mahlan
Chief financial officer
23 February 2012